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                           January 31, 2024

       Gregory A. Sigrist
       Executive Vice President and Chief Financial Officer
       Pathward Financial, Inc.
       5501 South Broadband Lane
       Sioux Falls, SD 57108

                                                        Re: Pathward Financial,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 000-22140

       Dear Gregory A. Sigrist:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Note 15. Capital Requirements and Restrictions on Retained Earnings, page 119

   1. We note your presentation on page 120 of tangible common equity excluding AOCI, which excludes the
impact of accumulated other comprehensive income (loss) (   AOCI   ),
                                                        represents an
individually tailored accounting measure given that the adjustment to exclude AOCI has the
effect of changing the recognition and measurement principles required to be applied
in accordance with GAAP. Therefore, please remove the
                                                        presentation of this
non-GAAP measure from your future filings. Refer to Question
                                                        100.04 of the Division
of Corporation Finance   s Compliance & Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures and Rule 100(b) of Regulation G.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Victor Cecco at 202-551-2064 or John Spitz at 202-551-3484 with any questions.
 Gregory A. Sigrist
Pathward Financial, Inc.
January 31, 2024
Page 2




FirstName LastNameGregory A. Sigrist    Sincerely,
Comapany NamePathward Financial, Inc.
                                        Division of Corporation Finance
January 31, 2024 Page 2                 Office of Finance
FirstName LastName